SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d)
OF THE SECURITIES ACT OF 1934

(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ___

Commission file no. 001-15451

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First International Bancorp, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

TABLE OF CONTENTS

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Trustees and Participants
First International Bancorp, Inc. 401(k) Plan
Hartford, Connecticut

We have audited the accompanying statement of net assets available for benefits (in liquidation) of First International Bancorp, Inc. 401(k) Plan (the"Plan") as of December 31, 2001, and the related statements of changes in net assets available for benefits (in liquidation) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in notes A and F to the financial statements, First International Bancorp, Inc., the Plan's sponsor, decided in August 2001 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments and the accumulated benefit information are stated, from the ongoing plan basis used in presenting the 2000 financial statements to the liquidation basis used in presenting the 2001 financial statements.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits (in liquidation) of the Plan as of December 31, 2001, and the changes in net assets available for benefits (in liquidation) for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

June 19, 2002

Deloitte
Touche
Tohmatsu

Report of Independent Accountants

To the Participants and Administrator of
First International Bancorp, Inc. 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits (in liquidation) presents fairly, in all material respects, the net assets available for benefits of the First International Bancorp, Inc. 401(k) Plan (the "Plan") at December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 18, 2001

FIRST INTERNATIONAL BANCORP, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits (In Liquidation)
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments (see Note C)	$5,244,997	$5,506,456
Liabilities:		
Accrued distributions for payments to participants or transfers to other plans	5,244,997	-
Net assets available for benefits	$ -	$5,506,456

See accompanying notes to the financial statements (in liquidation)

FIRST INTERNATIONAL BANCORP, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits (In Liquidation)
Year Ended December 31, 2001

	2001
Additions:	
Additions to (deductions from) net assets attributed to:	
Investment income:	
Net depreciation in fair value of investments (see Note C)	($790,200)
Interest	43,173
Dividends	1,565
	(745,462)
Contributions:	
Participant withholdings	620,017
Participant rollovers	83,331
Employer match	321,023
	1,024,371
Total additions	278,909
Deductions:	
Deductions from net assets attributed to:	
Accrued distributions for payments to participants or transfers to other plans	5,244,997
Benefits paid to participants	530,585
Administrative expenses	9,783
Total deductions	5,785,365
Net decrease	(5,506,456)
Net assets available for benefits:	
Beginning of year	5,506,456
End of year	$ -

See accompanying notes to the financial statements (in liquidation)

NOTES TO FINANCIAL STATEMENTS (IN LIQUIDATION)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

A. Description of Plan

The following description of the First International Bancorp, Inc. ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Status. The Plan is a profit sharing and 401(k) plan designed as a defined contribution plan and covered all active employees of the Company who completed a minimum of one month of service. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On August 7, 2001, the Company was merged (the "Merger") into a wholly-owned subsidiary of United Parcel Service, Inc. ("UPS"). Also on August 7, 2001 the Plan was formally terminated. The Plan will not be liquidated, however, until the escrow account provided for in the merger agreement between the Company and UPS is settled, and a favorable determination letter regarding the tax status of the Plan is received from the Internal Revenue Service.

Since the August 7, 2001 termination, no contributions are being made to the Plan and no new loans are being granted. Distributions to terminated employees and in-service withdrawals and distributions are processed in accordance with the terms of the Plan. Participants continue to have the ability to direct their investments in the Plan.

When the Plan is liquidated, participants may elect to rollover investments into a qualified UPS retirement plan, another qualified retirement plan or receive a taxable distribution.

Contributions. Prior to the Plan termination, participants were able to contribute from 1% to 15% of pretax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions directly from other qualified defined benefit accounts or through an individual retirement account (IRA). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds and an income fund as investment options for participants as well as the option to invest in UPS Common Stock. Prior to August 7, 2001, the Company contributed a discretionary percent of the first 6 percent of base compensation that a participant contributed to the Plan. During the years ended December 31, 2001 and 2000, the Company's discretionary contribution was 100% up to a maximum of 6% of a participant's compensation. The matching Company contribution was invested in the same ratio as the employee's contribution. The Plan provided that additional profit sharing amounts could be contributed at the option of the Company's

Board of Directors, subject to certain limitations. There were no additional amounts contributed for the years ended December 31, 2001 and 2000.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the benefit that can be provided from the participant's vested account.

Vesting. Participants' are vested immediately in their contributions plus actual earnings thereon. Vesting in non-elective contributions and Company matching contributions is based on years of continuous service. Prior to August 7, 2001, a participant was 100% vested in these contributions upon completion of 5 years of service. As a result of the Merger and Plan termination, all Participants were 100% vested in employer contributions.

Participant Loans. Until the August 7, 2001 termination, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the aggregate of their account balances, whichever is less. Loans are collateralized by the balance in the participant's account and bear interest at rates that range from 6 percent to 10 percent, which were commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeitures. Prior to August 7, 2001, forfeitures of the non-vested employer contributions were used as a credit against employer contributions in the period the employee terminated employment with the Company. Forfeited non-vested amounts totaled $46,392 for the year ended December 31, 2001.

Payment of Benefits. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a ten-year period, or UPS stock, to the extent the participant is invested therein. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants who terminate employment and whose account balances never exceeded $3,500 receive an immediate lump-sum cash distribution.

B. Summary of Accounting Policies

Basis of Accounting. The accounts of the Plan are maintained by the Trustee on a cash basis during the year. The financial statements included herein have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value except for its guaranteed income account, which is valued at cost (Note D). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

Payment of Benefits. Benefits are recorded when paid.

C. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

	2001		2000	
	Shares	**Amount**	**Shares**	**Amount**
Guaranteed Income	22,009	$ 634,242	14,007	$ 384,599
Times Square High Yield	10,609	103,619	8,023	79,137
Cigna Lifetime 60	2,891	34,988	717	8,722
Cigna Lifetime 50	26,731	316,686	32,663	404,991
Cigna Lifetime 40	16,957	199,512	13,662	173,433
Cigna Lifetime 30	13,360	160,048	10,861	139,574
Cigna Lifetime 20	7,065	84,377	5,987	78,691
INVESCO Equity Income Account	5,049	125,052	3,090	87,356
S&P 500 Index	73,978	800,420	62,519	776,738
Large Cap Growth/Putnam	77,366	747,594	75,351	969,256
Fid Adv Growth Opportunities	11,829	629,591	12,622	796,788
Small Cap Growth/Times Square	33,883	524,502	31,427	535,117
Lazard Small Cap Portfolio	4,270	117,271	679	15,953
Int'l Blend/Bank of Ireland	29,570	289,127	42,290	518,416
Templeton Foreign Account	9,373	122,498	6,179	88,268
UPS Class B Common Stock	3,688	200,995	-	-
First International Bank Common Stock	-	-	28,597	187,668
Cash Transaction Account (GST)	-	-	N/A	3,172
Participant Loans Outstanding	N/A	154,473	N/A	258,579

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $790,200 during the year ended December 31, 2001 as follows:

	2001
Times Square High Yield	$ (2,052)
Cigna Lifetime 60	401
Cigna Lifetime 50	(24,475)
Cigna Lifetime 40	(14,840)
Cigna Lifetime 30	(12,835)
Cigna Lifetime 20	(8,132)
INVESCO Equity Income Account	(14,098)
S&P 500 Index	(117,514)
Large Cap Growth/Putnam	(264,929)
Fid Adv Growth Opportunities	(152,882)
Small Cap Growth/Times Square	(49,506)
Lazard Sm Cap Portfolio	16,282
Int'l Blend/Bank of Ireland	(115,641)
Templeton Foreign Account	(11,328)
First International Bancorp Common	33,386
UPS Class B Common Stock	(52,038)
	$ (790,200)

D. Investment Contract with Insurance Company

In July 1999, the Plan entered into a benefit-responsive investment contract with Connecticut General Life Insurance Company ("CIGNA"). CIGNA maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at "contract value," which approximates market value, as reported to the Plan by CIGNA. "Contract value" represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at value.

There are no reserves against the contract value for the credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.95% for 2001 and 2000.

E. Related-Party Transactions

In addition to the investment described at Note D, certain Plan investments are shares of mutual funds managed by Connecticut General Life Insurance Company who is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services and the purchase of employer stock and fees deducted from the net earnings of the investments and paid to the third party financial advisor for the year ended December 31, 2001 approximate $15,000.

F. Plan Termination

The Plan provides that the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. On August 7, 2001, the Company filed a plan termination letter with the Internal Revenue Service. At that time, participants became 100 percent vested in their employer contributions. As discussed in Note A, when the Plan is finally liquidated, participants may elect to roll-over investments into a qualified UPS retirement plan, another qualified retirement plan or receive a taxable distribution. Such final distributions will include actual investment net earnings of the Plan through the date of final distribution.

G. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 27, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. A new determination letter has been requested with regard to the Plan's termination.

Supplemental Schedule
Schedule H, line 4i - Schedule of Assets Held At End of Year
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par, or maturity value)	(e) Current Value
*	Connecticut General Life Insurance Co.	Guaranteed Income	$634,242
*	Connecticut General Life Insurance Co.	Times Square High Yield	$103,619
*	Connecticut General Life Insurance Co.	Cigna Lifetime 60	$34,988
*	Connecticut General Life Insurance Co.	Cigna Lifetime 50	$316,686
*	Connecticut General Life Insurance Co.	Cigna Lifetime 40	$199,512
*	Connecticut General Life Insurance Co.	Cigna Lifetime 30	$160,048
*	Connecticut General Life Insurance Co.	Cigna Lifetime 20	$84,377
*	Connecticut General Life Insurance Co.	INVESCO Equity Income Account	$125,052
*	Connecticut General Life Insurance Co.	S&P 500 Index	$800,420
*	Connecticut General Life Insurance Co.	Large Cap Growth/Putnam	$747,594
*	Connecticut General Life Insurance Co.	Fid Adv Growth Opportunities	$629,591
*	Connecticut General Life Insurance Co.	Small Cap Growth/Times Square	$524,502
*	Connecticut General Life Insurance Co.	Lazard Small Cap Portfolio	$117,271
*	Connecticut General Life Insurance Co.	Int'l Blend/Bank of Ireland	$289,127
*	Connecticut General Life Insurance Co.	Templeton Foreign Account	$122,498
*	National Financial Services	UPS Class B Common Stock	$200,995
	----	Participant Loans Outstanding, 9.10%	$154,473
			$5,244,997

* Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2002

FIRST INTERNATIONAL BANCORP, INC.
401(k) PLAN

By: [signature]
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing
23.1	Consent of Independent Accountants	Filed herewith
23.2	Consent of Independent Accountants	Filed herewith

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.us.deloitte.com

Deloitte
& Touche

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-45030 of First International Bancorp, Inc. on Form S-8 of our report dated June 19, 2002, appearing in this Annual Report on Form 11-K of First International Bancorp, Inc. 401(k) Plan for the year ended December 31, 2001.

Deloitte + Touche LLP

June 27, 2002

Deloitte
Touche
Tohmatsu

Exhibit 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-45030) of First International Bancorp, Inc. of our report dated June 18, 2001 relating to the financial statements of First International Bancorp, Inc. 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Hartford, CT
June 27, 2002